Exhibit 1.04
Guangzhou Optics Communications Co., Ltd.
December 31, 2005 and 2006

PAGE

Independent Auditors’ Report	1

Statements of income and accumulated losses brought forward	2

Statements of changes in equity	3

Balance sheets	4-5

Statements of cash flows	6-7

Notes to financial statements	8-32

Independent Auditor’s Report
The shareholders,
Guangzhou Optics Communications Co., Ltd.
We have audited the accompanying balance sheets of Guangzhou Optics Communications Co., Ltd. as of December 31, 2006 and 2005, and the related statements of income, stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in Hong Kong and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Guangzhou Optics Communications Co., Ltd. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with Hong Kong generally accepted accounting principles.
Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 24 to the financial statements.
As discussed in note 25, Bonarich Enterprises Limited, the immediate holding company of the Company as at December 31, 2006, sold its entire equity interest in the Company to CDC Games Holdings Limited in July 2007. The financial statements of the Company do not reflect any adjustments to the assets and liabilities that might subsequently be necessary as result of this transaction.
/s/ KPMG
Hong Kong
August 29, 2007

Statements of income and
accumulated losses brought forward
for the years ended December 31, 2005 and 2006
(Expressed in Renminbi Yuan)

		2005	2006
	Note	RMB	RMB
Turnover	3	49,219,559	48,341,517

Cost of sales		(55,584,802)	(56,076,098)

		(6,365,243)	(7,734,581)

Other revenue	4	3,956,638	1,671,260

Other expenses	5	(1,119,688)	(481,710)

Administrative expenses		(32,540,837)	(45,832,227)

Selling and marketing expenses		(11,191,509)	(14,186,107)

Loss from operations		(47,260,639)	(66,563,365)

Finance costs		(124,889)	(124,042)

Loss before taxation	6	(47,385,528)	(66,687,407)

Income tax credit	7	3,739,243	—

Loss for the year		(43,646,285)	(66,687,407)

Accumulated losses brought forward		(51,587,187)	(95,233,472)

Accumulated losses carried forward		(95,233,472)	(161,920,879)

The accompanying notes form an integral part of the financial statements.

Statements of changes in equity
for the years ended December 31, 2005 and 2006
The net loss in the above statements of income is the only change in equity for both the current and prior year.
The accompanying notes form an integral part of the financial statements.

Balance sheets at December 31, 2005 and 2006
(Expressed in Renminbi Yuan)

		2005	2006
	Note	RMB	RMB
Non-current assets
Plant and equipment	8	32,221,925	33,231,012
Intangible assets	9	9,089,380	52,762,060

		41,311,305	85,993,072

Current assets
Inventories	11	80,781	397,114
Trade and other receivables	12	12,480,942	18,267,839
Amounts due from fellow subsidiaries	13	39,814,973	23,946,168
Cash and cash equivalents		7,672,938	13,193,635

		60,049,634	55,804,756

Current liabilities
Trade and other payables	14	(51,401,101)	(57,811,622)
Amount due to ultimate holding company	13	(63,527,170)	(166,717,516)
Amount due to immediate holding company	13	(38,703,913)	(38,703,461)
Amounts due to fellow subsidiaries	13	(9,619,939)	(9,420,826)
Obligations under finance leases	15	(2,486,762)	(999,210)

		(165,738,885)	(273,652,635)

Net current liabilities		(105,689,251)	(217,847,879)

Total assets less current liabilities		(64,377,946)	(131,854,807)

Non-current liability

Obligations under finance leases	15	(855,526)	(66,072)

NET LIABILITIES		(65,233,472)	(131,920,879)

Balance sheets at December 31, 2005 and 2006
(continued)
(Expressed in Renminbi Yuan)

		2005	2006
	Note	RMB	RMB
Capital and reserve

Share capital	16	30,000,000	30,000,000

Accumulated losses		(95,233,472)	(161,920,879)

		(65,233,472)	(131,920,879)

The accompanying notes form part of the financial statements.

Statements of cash flows
for the years ended December 31, 2005 and 2006
(Expressed in Renminbi Yuan)

	2005	2006
	RMB	RMB
Operating activities
Loss before taxation	(47,385,528)	(66,687,407)

Adjustments for:
Depreciation	7,265,416	9,888,883
Allowance for doubtful accounts	—	664,692
Impairment loss of plant and equipment	—	7,439,068
Amortization of intangible assets	1,743,750	5,380,443
Impairment loss of intangible assets	—	2,774,697
Loss on disposal of plant and equipment	—	481,710
Write-off of plant and equipment	1,119,688	—
Finance costs	124,889	124,042
Interest income	(78,315)	(177,540)

Operating loss before changes in working capital	(37,210,100)	(40,111,412)

Decrease/(increase) in inventories	1,527,921	(316,333)
Increase in trade and other receivables	(377,731)	(6,451,589)
(Decrease)/increase in trade and other payables	(16,164,045)	6,410,521

Cash used in operations	(52,223,955)	(40,468,813)

PRC Enterprise Income Tax paid	(438,184)	—

Net cash used in operating activities	(52,662,139)	(40,468,813)

Statements of cash flows
for the years ended December 31, 2005 and 2006
(continued)
(Expressed in Renminbi Yuan)

	2005	2006
	RMB	RMB
Investing activities
Payment for purchase of plant and equipment	(3,016,291)	(21,275,712)
Payment for purchase of intangible assets	(10,833,130)	(51,827,820)
Interest received	78,315	177,540

Net cash used in investing activities	(13,771,106)	(72,925,992)

Financing activities
Payment for finance leases	(2,668,402)	(2,587,811)
(Increase)/decrease in amounts due from fellow subsidiaries	(31,259,422)	18,636,574
Increase in amount due to ultimate holding company	58,342,064	103,190,346
Increase/(decrease) in amount due to immediate holding company	7,692,158	(452)
Increase/(decrease) in amounts due to fellow subsidiaries	24,250,215	(199,113)
Interest paid	(124,889)	(124,042)

Net cash provided by financing activities	56,231,724	118,915,502

Net (decrease)/increase in cash and cash equivalents	(10,201,521)	5,520,697

Cash and cash equivalents at January 1	17,874,459	7,672,938

Cash and cash equivalents at December 31	7,672,938	13,193,635

Non-cash transaction
During the year ended December 31, 2006, certain plant and equipment of net book value of RMB2,767,769 were disposed of to a fellow subsidiary. The disposal was settled through current account with the fellow subsidiary.
The accompanying notes form an integral part of the financial statements.

Notes to the financial statements
(Expressed in Renminbi Yuan)
1	Status of the company

Guangzhou Optics Communications Co., Ltd. (“the Company”) is a company incorporated and domiciled in The People’s Republic of China (“the PRC”) and has its principal place of business at 5F, Tower A, Springdale Business Centre, 107 Tiyuxi Road, Tian He District, Guangzhou, the PRC.

The principal activities of the Company are the provision of short messaging services to mobile phone users and online game services.

2	Significant accounting policies

(a)	Statement of compliance

These financial statements have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (“HKFRSs”), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) and accounting principles generally accepted in Hong Kong (“HK GAAP”). A summary of the significant accounting policies adopted by the Company is set out below.

In 2005, the HKICPA has issued a number of new and revised HKFRSs that are effective or available for early adoption for accounting periods beginning on or after January 1, 2005. The Company has adopted these new and revised HKFRSs when it prepared its first financial statements in accordance with HKFRSs for the Company’s financial statements for the year ended December 31, 2004. Therefore, these new and revised HKFRSs have no impact on the Company’s financial statements for the year ended December 31, 2005.

In 2006, the HKICPA has issued certain new and revised HKFRSs that are first effective or available for early adoption for accounting periods beginning on or after January 1, 2006. The adoption of these new and revised HKFRSs did not have a material impact on the Company’s financial statements for the current and prior accounting periods.

The Company has not applied any new standard or interpretation that is not yet effective for the current accounting period (see note 23).

(b)	Basis of preparation of the financial statements

(i)	Notwithstanding the deficiency of net assets of the Company at December 31, 2005 and 2006, the financial statements have been prepared on a going concern basis since the ultimate holding company, CITIC Pacific Limited, has confirmed that it will provide the Company with such financial assistance as is necessary to enable the Company to operate as a going concern.

2	Significant accounting policies (continued)

(b)	Basis of preparation of the financial statements (continued)

(ii)	The measurement basis used in the preparation of the financial statements is the historical cost basis.

(iii)	The preparation of financial statements in conformity with HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of HKFRSs that have significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in note 20.

(c)	Plant and equipment

Plant and equipment are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see note 2(g)).

Gains or losses arising from the retirement or disposal of an item of plant and equipment are determined based on the difference between the net disposal proceeds and the carrying amount of the item and are recognized in profit or loss on the date of retirement or disposal.

Depreciation is calculated to write off the cost of items of plant and equipment less their estimated residual value, if any, using the straight line method over their estimated useful lives as follows:

- Telecommunication equipment and others	5 – 12 years
- Computer software	5 years
Both the useful life of an asset and its residual value, if any, are reviewed annually.

2	Significant accounting policies (continued)

(d)	Intangible assets

Intangible assets are stated in the balance sheet at cost less accumulated amortization and impairment losses (see note 2(g)).

Amortization of intangible assets is charged to profit or loss on a straight-line basis over the assets’ estimated useful lives as follows:

- Game distribution right	2 – 5 years
- Permit	8 years
Both the period and method of amortization are reviewed annually.

(e)	Leased assets

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Company determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

(i)	Classification of assets leased to the Company

Assets that are held by Company under leases which transfer to the Company substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Company are classified as operating leases.

(ii)	Assets acquired under finance leases

Where the Company acquires the use of assets under finance leases, the amounts representing the fair value of the leased assets, or, if lower, the present value of the minimum lease payments, of such assets are included in plant and equipment and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided at rates which write off the cost or valuation of the assets over the term of the relevant lease or, where it is likely the Company will obtain ownership of the asset, the life of the asset, as set out in note 2(c). Impairment losses are accounted for in accordance with the accounting policy as set out in note 2(g). Finance charges implicit in the leases payments are charged to profit or loss over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred.

2	Significant accounting policies (continued)

(e)	Leased assets (continued)

(iii)	Operating lease charges

Where the Company has the use of assets under operating leases, payments made under the leases are charged to profit or loss in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognized in profit or loss as an integral part of the aggregate net lease payments made. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred.

(f)	Inventories

Inventories are carried at the lower of cost and net realisable value. Cost is calculated using the first-in-first-out cost method. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. When inventories are sold, the carrying amount of those inventories is recognized as an expense in the period in which the related revenue is recognized. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories is recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs.

(g)	Impairment of assets

(i)	Impairment of trade and other receivables

Current and non-current receivables that are stated at cost or amortized cost are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, any impairment loss is determined and recognized as the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting is material.

If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognized, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset’s carrying amount exceeding that which would have been determined had no impairment loss been recognized in prior years.

2	Significant accounting policies (continued)

(g)	Impairment of assets (continued)

(ii)	Impairment of other assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or an impairment loss previously recognized no longer exists or may have decreased:
-	plant and equipment; and

-	intangible assets
If any such indication exists, the asset’s recoverable amount is estimated.
-	Calculation of recoverable amount

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

-	Recognition of impairment losses

An impairment loss is recognized in profit or loss whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognized in respect of cash-generating units are allocated to reduce the carrying amount of the assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

-	Reversals of impairment losses

An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognized in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognized.

2	Significant accounting policies (continued)

(h)	Trade and other receivables

Trade and other receivables are initially recognized at fair value and thereafter stated at amortized cost less impairment losses for bad and doubtful debts (see note 2(g)), except where the receivables are interest-free loans made to related parties without any fixed repayment terms or the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less impairment losses for bad and doubtful debts (see note 2(g)).

(i)	Income tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognized in profit or loss except to the extent that they relate to items recognized directly to equity, in which case they are recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits. Apart from differences which arise on initial recognition of assets and liabilities, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognized.

The amount of deferred tax recognized is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

2	Significant accounting policies (continued)

(i)	Income tax (continued)

Current tax balance and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Company has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:
–	in the case of current tax assets and liabilities, the Company intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or

–	in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority.
(j)	Cash and cash equivalents

Cash and cash equivalents comprise of cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition.

(k)	Trade and other payables

Trade and other payables are initially recognized at fair value and subsequently stated at amortized cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(l)	Provisions and contingent liabilities

Provisions are recognized for liabilities of uncertain timing or amount when the Company has a legal or constructive obligation arising as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligations.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

2	Significant accounting policies (continued)

(m)	Revenue recognition

Provided it is probable that the economic benefits will flow to the Company and the revenue and costs, if applicable, can be measured reliably, revenue is recognized in the profit or loss as follows:
(i)	Deferred revenue from prepaid online game services

Deferred revenue from prepaid online game services is recognized when online game services are rendered upon actual usage by customer.

(ii)	Revenue from provision of short messaging services

Revenue from short messaging services is recognized when the services are provided.

(iii)	Revenue from expired game points

Revenue from expired game points is recognized when prepaid game points passed the expiry date and were not used by customer.

(iv)	Government grants

Government grants are recognized in the balance sheet initially when there is reasonable assurance that they will be received and that the Company will comply with the conditions attaching to them. Grants that compensate the Company for expenses incurred are recognized in profit or loss on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Company for the cost of an asset are deducted in arriving at the carrying amount of the asset and consequently are recognized in profit and loss over the useful life of the asset.

(v)	Interest income

Interest income is recognized as it accrues using the effective interest method.
(n)	Employee benefits
(i)	Salaries, annual bonuses, paid annual leave and the cost of non-monetary benefits are accrued in the period in which the associated services are rendered by employees of the Company. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

(ii)	The contributions payable under the employee pension schemes organised by the local government are recognized as an expense in profit or loss according to the contributions determined by the plans.

2	Significant accounting policies (continued)

(o)	Translation of foreign currencies

Foreign currency transactions during the year are translated at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the balance sheet date. Exchange gains and losses are recognized in profit or loss.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the foreign exchange rates ruling at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated using the foreign exchange rates ruling at the dates the fair value was determined.

(p)	Related parties

For the purposes of these financial statements, a party is considered to be related to the Company if:
(i)	the party has the ability, directly or indirectly through one or more intermediaries, to control the Company or exercise significant influence over the Company in making financial and operating policy decisions, or has joint control over the Company;

(ii)	the Company and the party are subject to common control;

(iii)	the party is a subsidiary, an associate of the Company or a joint venture in which the Company is a venturer ;

(iv)	the party is a member of key management personnel of the Company or the Company’s parent, or a close family member of such an individual, or is an entity under the control, joint control or significant influence of such individuals;

(v)	the party is a close family member of a party referred to in (i) or is an entity under the control, joint control or significant influence of such individuals; or

(vi)	the party is a post-employment benefit plan which is for the benefit of employees of the Company or of any entity that is a related party of the Company.

Close family members of an individual are those family members who may be expected to influence, or be influenced by, that individual in their dealings with the entity.

3	Turnover

The principal activities of the Company are the provision of short messaging services to mobile phone users and online games services. Turnover net of business tax and surcharges recognized during the year can be analyzed as follows:

	2005	2006
	RMB	RMB
Online games services	40,006,998	26,000,076
Short messaging services	8,631,907	20,029,145
Others	580,654	2,312,296

	49,219,559	48,341,517

4	Other revenue

	2005	2006
	RMB	RMB
Exchange gain	419	443,843
Interest income	78,315	177,540
Income from expired game points	3,545,933	1,049,877
Other income	331,971	—

	3,956,638	1,671,260

5	Other expenses

	2005	2006
	RMB	RMB
Write-off of plant and equipment	(1,119,688)	—
Loss on disposal of plant and equipment	—	(481,710)

	(1,119,688)	(481,710)

6	Loss before taxation

Loss before taxation is arrived at after charging:

	2005	2006
	RMB	RMB
Staff costs	32,326,341	27,434,614
Auditors’ remuneration	18,000	18,000
Allowance for doubtful accounts	—	664,692
Impairment losses:
- intangible assets	—	2,774,697
- plant and equipment	—	7,439,068
Depreciation	7,265,416	9,888,883
Amortization of intangible assets	1,743,750	5,380,443
Operating lease charges
- equipment	1,806,119	4,887,879
- building	2,539,234	3,689,109
Finance charges on obligations under finance leases	124,889	124,042
7	Income tax in the statements of income

(a)	Taxation in the statements of income

	2005	2006
	RMB	RMB
Deferred tax
Origination and reversal of temporary differences	(3,739,243)	—

Income tax credit	(3,739,243)	—

The provision of PRC Enterprise Income Tax for the Company is calculated at 15% (2005: 15%) and the branches are calculated at 33% (2005:33%).

No provision for PRC Enterprise Income Tax was made for the years ended December 31, 2005 and 2006 as the Company sustained a loss for taxation purposes during those years.

7	Income tax in the statements of income (continued)

(b)	Reconciliation between tax credit and accounting loss at applicable tax rates:

	2005	2006
	RMB	RMB
Loss before taxation	(47,385,528)	(66,687,407)

Notional tax credit on loss before taxation	(7,103,682)	(10,005,080)
Tax effect of non-taxable revenue and non-deductible expenses	(12,525)	183,497
Tax effect of unused tax losses not recognized	1,888,414	6,143,796
Tax effect of temporary difference not recognized	1,488,550	3,677,787

Actual tax credit	(3,739,243)	—

8	Plant and equipment

	Tele-
	communication	Computer
	equipment	software	Others	Total
	RMB	RMB	RMB	RMB
Cost

At January 1, 2005	32,566,417	5,106,506	6,061,477	43,734,400
Additions	5,429,249	659,675	955,171	7,044,095
Write-off	(1,776,430)	—	—	(1,776,430)

At December 31, 2005	36,219,236	5,766,181	7,016,648	49,002,065

Accumulated depreciation

At January 1, 2005	(8,443,121)	(801,919)	(926,426)	(10,171,466)
Charge for the year	(4,326,094)	(1,086,068)	(1,853,254)	(7,265,416)
Written back on assets write-off	656,742	—	—	656,742

At December 31, 2005	(12,112,473)	(1,887,987)	(2,779,680)	(16,780,140)

Net book value

At December 31, 2005	24,106,763	3,878,194	4,236,968	32,221,925

8	Plant and equipment (continued)

	Tele-
	communication	Computer
	equipment	software	Others	Total
	RMB	RMB	RMB	RMB
Cost

At January 1, 2006	36,219,236	5,766,181	7,016,648	49,002,065
Additions	17,431,207	2,466,614	1,688,696	21,586,517
Disposals	(5,622,607)	—	—	(5,622,607)

At December 31, 2006	48,027,836	8,232,795	8,705,344	64,965,975

Accumulated depreciation and impairment loss

At January 1, 2006	(12,112,473)	(1,887,987)	(2,779,680)	(16,780,140)
Charge for the year	(6,577,934)	(1,316,041)	(1,994,908)	(9,888,883)
Written back on disposals	2,373,128	—	—	2,373,128
Impairment loss	(5,471,886)	(1,485,093)	(482,089)	(7,439,068)

At December 31, 2006	(21,789,165)	(4,689,121)	(5,256,677)	(31,734,963)

Net book value

At December 31, 2006	26,238,671	3,543,674	3,448,667	33,231,012

Notes :
(i)	Others include furniture and fixture and leasehold improvement.

(ii)	During the year ended December 31, 2006, management carried out an assessment of the recoverable amount of certain plant and equipment of the Company. Based on their assessment, the carrying amount of these plant and equipment was written down by RMB7,439,068 (2005: Nil). The estimated recoverable amount was determined based on the future cash flows generated from these plant and equipment.

9	Intangible assets

	Game
	distribution
	right	Permit	Total
	RMB	RMB	RMB
Cost
At January 1, 2005	—	—	—
Additions	7,233,130	3,600,000	10,833,130

At December 31, 2005	7,233,130	3,600,000	10,833,130

Accumulated amortization
At January 1, 2005	—	—	—
Charge for the year	(1,556,250)	(187,500)	(1,743,750)

At December 31, 2005	(1,556,250)	(187,500)	(1,743,750)

Net book value
At December 31, 2005	5,676,880	3,412,500	9,089,380

Cost
At January 1, 2006	7,233,130	3,600,000	10,833,130
Additions	51,827,820	—	51,827,820

At December 31, 2006	59,060,950	3,600,000	62,660,950

Accumulated amortization and impairment loss
At January 1, 2006	(1,556,250)	(187,500)	(1,743,750)
Charge for the year	(4,930,443)	(450,000)	(5,380,443)
Impairment loss	(2,774,697)	—	(2,774,697)

At December 31, 2006	(9,261,390)	(637,500)	(9,898,890)

Net book value
At December 31, 2006	49,799,560	2,962,500	52,762,060

9	Intangible assets (continued)

Notes:
(i)	The amortization charge for the year is included in “cost of sales” in the statements of income.

(ii)	Game distribution rights consist of the amounts paid to the game developers for the exclusive licence to promote, distribute, market, use, service and sell the licenced online game in the PRC.

Permit consists of the amount paid for telecom value added service operation licence that was issued by Ministry of Information Industry in the PRC.

(iii)	Impairment loss of intangible assets

During the year ended December 31, 2006, management carried out an assessment of the recoverable amount of certain intangible assets of the Company. Based on their assessment the carrying amount of these intangible asset was written down by RMB2,774,697. The estimated recoverable amount was determined based on the future cash flows generated from these intangible assets.
10	Deferred tax

(a)	Deferred tax liabilities recognized

The components of deferred tax liabilities recognized in the balance sheet and the movements during the year are as follows:

	Others	Total
	RMB	RMB
At January 1, 2005	(3,739,243)	(3,739,243)
Credited to profit or loss (note 7)	3,739,243	3,739,243

At December 31, 2005 and December 31, 2006	—	—

10	Deferred tax assets (continued)

(b)	Deferred tax assets not recognized

In accordance with the accounting policy set out in note 2(i), the Company has not recognized temporary difference of RMB88,119,107 (2005: RMB22,641,887) as deferred tax assets, including tax losses of RMB54,302,311 (2005: RMB13,343,669) as it is not probable that future taxable profits against which the losses can be utilized will be available in the relevant tax jurisdiction and entity. The tax losses will expire in the coming 4 to 5 years.
11	Inventories

	2005	2006
	RMB	RMB
Game card and promotional items	80,781	397,114

The amount of inventories recognized as expense is as follow:

	2005	2006
	RMB	RMB
Carrying amount of inventories sold	68,321	291,798

12	Trade and other receivables

Including in trade and other receivables are the following amounts denominated in a currency other than the functional currency of the Company:

	2005	2006
United States Dollars	US$—	US$	300,000

All of the trade and other receivables are expected to be recovered within one year except for utility, rental and other deposits at amount of RMB927,259 (2005: RMB665,756) will not be recovered within a year.

13	Amounts due from/(to) fellow subsidiaries, ultimate and immediate holding companies

The amounts due from/(to) fellow subsidiaries, ultimate and immediate holding companies are unsecured, interest-fee and have no fixed repayment terms. All balances are expected to be recovered/ settled within one year.

14	Trade and other payables

Included in trade and other payables are the following amounts denominated in a currency other than the functional currency of the Company:

	2005	2006
United States Dollars	US$—	US$	2,730,000

All of the trade and other payables are expected to be settled within one year.

Government grant of RMB25,855 (2005: RMB495,330) is included in trade and other payables. During 2004, the Company received an amount of RMB1,200,000 from Tian He District Science & Technology Bureau to subsidise the Company to develop “Yu Le Platform”. The expense incurred in each of the year for 2004, 2005 and 2006 amounted to RMB329,000, RMB704,670 and RMB140,475 respectively. The amount of expenses was set off with the government grant at each of the respective year end.

15	Obligations under finance leases

At December 31, 2006, the Company had obligations under finance leases repayable as follows:

		2005			2006
	Present			Present
	value of the		Total	value of the		Total
	minimum		minimum	minimum		minimum
	lease		lease	lease		lease
	payments		payments	payments		payments
	RMB		RMB	RMB		RMB
Within 1 year	2,437,139		2,486,762	976,638		999,210
After 1 year but within 2 years	796,087		855,526	62,240		66,072

	3,233,226		3,342,288	1,038,878		1,065,282

Less: total future interest expenses			(109,062)			(26,404)

Present value of lease obligations			3,233,226			1,038,878

The Company is the leasee in respect of certain telecommunication equipment held under finance leases, the leases typically run for a period of two years.

16	Share capital

	2005	2006
	RMB	RMB
Registered and paid-in capital	30,000,000	30,000,000

17	Material related party transactions

In addition to the transactions and balances disclosed elsewhere in these financial statements, the Company entered into the following material related party transactions:

	2005	2006
	RMB	RMB
Proceeds from disposal of plant and equipment to a fellow subsidiary, Beijng Cibo Company Limited
(note (i))	—	2,767,769

Telecommunication service fee paid to a fellow subsidiary Guangzhou Zheng Lian Tian He Branch
(note (ii))	1,900,000	—

Remuneration for key management personnel of the Company:

	2005	2006
	RMB	RMB
Short-term employee benefits	3,947,076	3,914,405
Post-employment benefits	109,782	124,531

	4,056,858	4,038,936

Total remuneration for key management personnel of the Company is included in “staff costs” (see note (6)).
Notes:
(i)	The Company disposed of certain plant and equipment to a fellow subsidiary, Beijing Cibo Company Limited at carrying amount.

(ii)	Telecommunication service fee is paid at pre-determined amounts in accordance with the terms mutually agreed by the Company and the fellow subsidiary, Guangzhou Zheng Lian Tian He Branch.

18	Operating lease commitments

The total future minimum lease payments under non-cancellable operating leases relating to building and other assets are payable as follows:

	2005	2006
	RMB	RMB
Within 1 year	3,302,750	5,505,122
After 1 year but within 5 years	2,888,935	2,460,924

	6,191,685	7,966,046

The Company is the lessee in respect of several buildings and items of plant and equipment held under operating leases, the lease typically run for an initial period of one to three years. None of the leases include contingent rentals.

19	Financial instruments

Exposure to credit, liquidity, interest rate and foreign currency risks arises in the normal course of the Company’s business. These risks are limited by the Company’s financial management policies and practices described below.

(a)	Credit risk

The Company’s credit risk is primarily attributable to trade and other receivables. Management has a credit policy in place and exposure to these credit risks are monitored on an ongoing basis.

At the respective balance sheet date, the Company has a certain concentration of credit risk as 81% and 73% of the total trade and other receivables are due from the Company’s three largest trade debtors.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet.

(b)	Liquidity risk

The Company’s policy is to regularly monitor current and expected liquidity requirements to ensure that it maintains sufficient reserves of cash and sufficient funds are obtained from its ultimate holding company to meet its liquidity requirements in the short and longer term.

19	Financial instruments (continued)

(c)	Interest rate risk

Cash and cash equivalent is the major type of the Company’s financial instruments subject to interest rate risk. The cash and cash equivalents comprise mainly of bank deposits with interest rates as quoted by The People’s Bank of China and the maturity dates of these bank deposits are within 1 year.

(d)	Foreign currency risk

The Company’s assets, liabilities and transactions were primarily dominated either in Renminbi or United States dollars. As the exchange rates of these currencies were relatively stable during the year, the management considered that the Company was not exposed to significant foreign currency risk.

(e)	Fair values

The fair value of the financial assets and financial liabilities of the Company are not materially different from their carrying amounts because of the immediate or short term maturity of the financial instruments. The amounts due from/(to) group companies are unsecured, interest-free and have no fixed repayment terms. Given these terms, it is not meaningful to disclose their fair value.

20	Accounting estimates and judgements

The methods, estimates and judgements the directors used in applying the Company’s accounting policies have a significant impact on the Company’s financial position and operating results. Some of the accounting policies require the Company to apply estimates and judgements, on matters that are inherently uncertain. The critical accounting judgements in applying the Company’s accounting policies are described below.

(a)	Depreciation

Plant and equipment are depreciated on a straight-line basis over the estimated useful lives. The Company reviews annually the useful life of an asset and its residual value, if any. The depreciation expense for future periods is adjusted if there are significant changes from previous estimation.

(b)	Amortization

Intangible assets are amortized on a straight-line basis over the assets’ estimated useful lives. The Company reviews annually the useful life of an asset and the amortization basis. The amortization expense for future periods is adjusted if there are significant changes from previous estimates.

20	Accounting estimates and judgements (continued)

(c)	Impairments

In considering the impairment losses that may be required for certain plant and equipment of the Company, recoverable amount of the asset needs to be determined. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for these assets may not be readily available. In determining the value in use, expected cash flows generated by the asset are discounted to their present value, which requires significant judgement relating to items such as level of turnover and amount of operating costs. The Company uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of items such as turnover and operating costs.

Impairment losses for bad and doubtful debts are assessed and provided based on the directors’ regular review of ageing analysis and evaluation of collectibility. A considerable level of judgement is exercised by the directors when assessing the credit worthiness and past collection history of each individual customer.

An increase or decrease in the above impairment losses would affect the results of the Company in future years.

(d)	Recognition of deferred tax assets

Deferred tax assets in respect of tax losses carried forward are recognized and measured based on the expected manner of realisation or settlement of the carrying amount of the assets, using tax rates enacted or substantively enacted at the balance sheet date. In determining the carrying amounts of deferred tax assets, expected taxable profits are estimated which involves a number of assumptions relating to the operating environment of the Company and requires significant level of judgement exercised by the directors. Any change in such assumptions and judgement would affect the carrying amounts of deferred tax assets to be recognized and hence the results in future years.

(e)	Going concern

As disclosed in note 2(b)(i), the directors have prepared the financial statements on a going concern basis as they are of the opinion that the Company will be able to secure the continued financial assistance from the ultimate holding company to enable the Company to operate as a going concern. Discontinuation of financial assistance from the ultimate holding company would affect the conclusion that the Company is able to continue as a going concern, in which case the financial statements would have to be prepared on a break-up basis.

21	Post balance sheet event

On March 16, 2007, the Fifth Plenary Session of the Tenth National People’s Congress passed the Corporate Income Tax Law of the PRC (“new tax law”) which will take effect on January 1, 2008. The Company has been granted the status of a high-tech enterprise by Guangzhou Science & Technology Bureau on June 15, 2004 and currently its applicable income tax rate is 15%. According to the new tax law, certain high-tech enterprises will continue to be entitled to a reduced tax rate of 15%. However, the detailed implementation rules regarding the preferential tax policies (e.g. the details of how a taxpayer can qualify as a high-tech enterprise under the new tax law) have yet to be made public. Consequently, the Company is not able to assess whether it will qualify as a high-tech enterprise under the new tax law and therefore is not able to make an estimate of the expected financial effect of the new tax law on its deferred tax assets and liabilities. The expected financial effect of the new tax law, if any, will be reflected in the Company’s 2007 financial statements. The enactment of the new tax law is not expected to have any financial effect on the amounts accrued in the balance sheet in respect of current tax payable.

22	Parent and ultimate holding company

At December 31, 2005 and 2006, the directors consider the parent and ultimate holding company of the Company to be Bonarich Enterprises Ltd., a company incorporated in the British Virgin Islands and CITIC Pacific Limited, a company listed and incorporated in Hong Kong respectively.

23	Possible impact of amendments, new standards and interpretations issued but not yet effective for the years ended December 31, 2005 and 2006

Up to the date of issue of the financial statements, the HKICPA has issued a number of amendments, new standards and interpretations which are not yet effective for the years ended December 31, 2005 and 2006 and which have not been adopted in these financial statements.

The Company is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the Company’s results of operations and financial position.

In addition, the following developments may result in new or amended disclosures in the financial statements:

Effective for
accounting periods
beginning on or after
HKFRS 7	Financial instruments: disclosures	January 1, 2007

Amendments to HKAS 1	Presentation of financial statements:	January 1, 2007
capital disclosures

24	Significant differences between HK GAAP and US GAAP

The Company’s accounting policies conform to HK GAAP which differ in certain significant respects from accounting principles generally acceptable in the United States of America (“US GAAP”).

The significant differences relate principally to the following items and the adjustments considered necessary to present the net income and shareholders’ equity in accordance with US GAAP are shown in the tables set out below:

(a)	Deferred taxation

Under HK GAAP, deferred tax assets and liabilities arise from deductible and taxable temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax bases respectively. The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilized. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

Under US GAAP, provisions are made for all deferred taxes as they arise, except a valuation allowance is provided against deferred tax assets when realization of such amounts does not meet the criteria of “more likely than not”.

For the years presented, there were no differences related to the recognition of deferred tax under HK GAAP and US GAAP.

There is no material impact on net income and shareholders’ equity resulting from differences between HK GAAP and US GAAP for the years ended December 31, 2005 and 2006.

24	Significant differences between HK GAAP and US GAAP (continued)

Condensed statements of cash flows

The Company applies HKAS 7 “Cash Flow Statements”. Its objectives and principles are similar to those set out in SFAS No. 95, “Statement of Cash Flows” (“SFAS 95”). The principal differences between the standards relate to classification. Under HKAS 7, the Company presents its cash flows for (a) operating activities; (b) investing activities; and (c) financing activities. Dividend received and interest received under investing activities and interest paid under financing activities shown under HKAS 7 would be included as operating activities under SFAS 95, with the exception of distributions, which under SFAS 95 would be classified as financing activities. Summarized cash flow data by operating, investing and financing activities in accordance with SFAS 95 are as follows:

	Year ended December 31,
	2005	2006
	RMB	RMB
Net cash inflow/(outflow) from
Operating activities	(52,708,713)	(40,415,315)
Investing activities	(13,849,421)	(73,103,532)
Financing activities	56,356,613	119,039,544

(Decrease)/increase in cash and cash equivalents	(10,201,521)	5,520,697
Cash and cash equivalents at beginning of year	17,874,459	7,672,938

Cash and cash equivalents at end of year	7,672,938	13,193,635

Interest paid (net of amounts capitalized)	124,889	124,042

Income taxes paid	438,184	—

24	Significant differences between HK GAAP and US GAAP (continued)

Statements of shareholders’ deficit for the following years:

RMB
Shareholders’ deficit at January 1, 2004	(19,155,007)

Net loss for the year ended December 31, 2004	(2,432,180)

Shareholders’ deficit at December 31, 2004	(21,587,187)

Net loss for the year ended December 31, 2005	(43,646,285)

Shareholders’ deficit at December 31, 2005	(65,233,472)

Net loss for the year ended December 31, 2006	(66,687,407)

Shareholders’ deficit at December 31, 2006	(131,920,879)

25	Subsequent Event
Bonarich Enterprises Limited, the immediate holding company of the Company at December 31, 2006, sold its entire equity interest in the Company to CDC Games Holdings Limited in July 2007.
The financial statements of the Company do not reflect any adjustments to the assets and liabilities that might subsequently be necessary as a result of this transaction.